

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 18, 2017

William O'Dowd, IV
Chief Executive Officer
Dolphin Entertainment, Inc.
2151 LeJeune Road, Suite 150-Mezzanine
Coral Gables, FL 33134

> **Re:** **Dolphin Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 15, 2017**
> **File No. 333-219029**

Dear Mr. O'Dowd:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Note 14 – Variable Interest Entities, page F-71

1. It appears based on your disclosure that most of your operations stem from the consolidation of your VIE, Max Steel Productions LLC. As such, please expand your disclosure to include the disclosures required by ASC 810-10-50-2AA(b) and (c). Also, in accordance with ASC 810-10-50-2AA (d), disclose how your involvement with your VIEs affects your cash flows.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications